Gregory W. Walker, SME Registered Member
Consulting Geologist
P.O. Box 17130, Reno, NV 89511

Technical Report entitled Caserones Copper-Molybdenum Mine Royalty - Region III, Chile"

Certificate of Qualified Person

I, Gregory W. Walker, RM SME, do hereby certify that I am a consultant Geologist.

1. I graduated in 1983 from the Montana College of Mineral Science and Technology (Montana Tech) with a Bachelor of Science in Geological Engineering.

2. I am a Registered Member of the Society for Mining, Metallurgy & Exploration, Inc (#3361570) and a Licensed Professional Geologist in the state of Utah (#5326374-2250).

3. I have practiced my profession continuously since 1983 and have been in mineral exploration and mine geology for a total of 39 years since my graduation from university. This has involved working in the USA, Chile, Canada, Mexico, Argentina, and Brazil. My experience is principally in precious metals with limited base metals.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I am responsible for the preparation of Items 1 through 30 of the NI 43-101 Technical Report entitled Caserones Copper-Molybdenum Mine Royalty - Region III, Chile" dated March 1, 2022 (the **"Technical Report"**), with an effective date of February 28, 2022.

6. I have not visited the Caserones Project.

7. I have not had any prior involvement with the Caserones Project.

8. I am independent of EMX Royalty Corporation applying all of the tests in Section 1.5 of NI 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

March 1, 2022

Original signed and sealed by

Gregory W. Walker, SME Registered Member
Consulting Geologist.

SME
Society for Mining, Metallurgy & Exploration
Gregory W. Walker
SME Registered Member No. 3361570
Signature
Date Signed 3/1/2022
Expiration date 12/31/2022